Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS’

We consent to the use of our report dated May 4, 2012, with respect to the balance sheet of Mobilitie Investments, LLC (a Delaware limited liability company) as of December 31, 2011, and the related statements of income, members’ equity, and cash flows for the year then ended and of our report dated May 4, 2012 with respect to the consolidated balance sheet of Mobilitie Investments II, LLC and affiliate as of December 31, 2011, and the related consolidated statements operations, equity, and cash flows for the year then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California
May 31, 2013